Armada Hoffler Properties, Inc.

222 Central Park Avenue, Suite 2100

Virginia Beach, VA 23462

Via EDGAR

November 24, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Monick, Assistant Chief Accountant
Jeffrey Lewis, Staff Accountant

Re:	Armada Hoffler Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 16, 2015
File No. 001-35908

Dear Ms. Monick and Mr. Lewis:

The purpose of this letter is to respond to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 16, 2015 with respect to the Armada Hoffler Properties, Inc. (the “Company”) Form 10-K filed on March 16, 2015 (the “2014 Form 10-K”).

For convenience of reference, each comment contained in the Staff’s November 16, 2015 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All page numbers and captions in the responses below refer to the 2014 Form 10-K, except as otherwise indicated. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the 2014 Form 10-K.

Financial Statements, page F-3

1.	Please tell us how you determined it was appropriate to combine your Predecessor with the Company for certain financial statements for the year ended December 31, 2013. Within your response, please reference the authoritative accounting literature management relied upon.

Response: The Company refers the Staff to the disclosure on page F-9 in Note 1 to the consolidated and combined financial statements included in the 2014 Form 10-K, which describes the Company, its Predecessor and the Formation Transactions completed on May 13, 2013

Armada Hoffler Properties, Inc.

November 24, 2015

in connection with the Company’s initial public offering. As disclosed in Note 1, the financial position and results of operations of the entities under common control of Mr. Daniel A. Hoffler have been combined in the Predecessor financial statements for periods prior to the consummation of the Formation Transactions and the initial public offering on May 13, 2013. Pursuant to the Formation Transactions, the Operating Partnership of the Company acquired 100% of the interests in the entities comprising the Predecessor. The Company accounted for the acquisition of interests in the combined entities of the Predecessor as transactions among entities under common control. As a result, the acquisition of interests in each of the combined entities of the Predecessor was accounted for at the Predecessor’s historical cost basis.

Accounting Standards Codification (“ASC”) Topic 805-50-45-2 provides guidance on the presentation of financial statements for the period in which a transaction between entities under common control occurs:

The financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. [emphasis added] By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the combination, those results will be on substantially the same basis as the results of operations for the period after the date of the combination.

The Company also refers the Staff to Discussion Document D in the minutes and finalized discussion documents of the SEC Regulations Committee meeting held on October 29, 2001, which describes predecessor and successor financial statements separated by a black line to emphasize a change in basis.

Based on the guidance in ASC 805-50-45-2 and because the Formation Transactions did not result in a change in basis of the combined entities of the Predecessor, the Company determined that it was appropriate to combine the results of operations and cash flows of the Predecessor with those of the Company for the year ended December 31, 2013.

The Company believes that presenting the combined results of operations and cash flows of the Predecessor and the Company for the year ended December 31, 2013 provides the most comprehensive, meaningful and useful presentation for investors and facilitates the most relevant comparison to the Company’s results of operations and cash flows for the year ended December 31, 2014. This manner of presentation is clearly disclosed to investors on page F-9 and is consistent with ASC 205-10-45-3, which states that prior-year figures shown for comparative purposes shall in fact be comparable with those shown for the most recent period.

Armada Hoffler Properties, Inc.

November 24, 2015

Item 9A: Controls and Procedures

2.	In future filings, please specify if management applied the criteria of the Updated 2013 Framework or the 1992 Framework issued by COSO when assessing the effectiveness of the Company’s internal control over financial reporting.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will specify in future filings that management applied the criteria of the Updated 2013 Framework issued by COSO when assessing the effectiveness of the Company’s internal control over financial reporting.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact the undersigned at (757) 366-6684.

Sincerely,

/s/ Michael P. O’Hara
Michael P. O’Hara
Chief Financial Officer and Treasurer